Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2010
	(Dollars in millions)
Earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting principles	$698	$940	$1,305	$1,150	$1,035	$313
Less:
Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(27)	(35)	(51)	(55)	(55)	(15)

Income from continuing operations before income taxes and cumulative effect of change in accounting principles and equity earnings	671	905	1,254	1,095	980	298
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidatcd majority-owned investees	124	146	224	246	258	81
Rental expense representative of interest factor	12	11	13	11	8	2

Total fixed charges	136	157	237	257	266	83

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	54	64	48	64	133	16
Less: Capitalized Interest	(5)	(11)	(23)	(36)	(56)	(12)

Total earnings as adjusted	$856	$1,115	$1,516	$1,380	$1,323	$385

Fixed charges	136	157	237	257	2.66	83

Ratio of earnings to fixed charges	6.29	7.10	6.40	5.37	4.97	4.64

As described in Note 1. of Notes to Consolidated Financial Statements, because the entities acquired in the Dropdown were affiliates of Williams at the time of the acquisition, this transaction is accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of the acquired entities are combined with ours at their historical amounts. As a result, income from continuing operations before income taxes shown above includes net income applicable to pre-partnership operations, which is fully allocated to our general partner.